December 12, 2014

Robert F. Telewicz, Jr.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Southern States Sign Company

Form 10-K for the year ended December 31, 2013

Filed May 16, 2014

File number 333-171842

Dear Mr. Telewicz:

Reference is made to the letter dated November 6, 2014 (the “Comment Letter”) to Mr. Sergio Schisani, Chief Executive Officer of Southern States Sign Company (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-K for the year ended December 31, 2013 filed by the Company with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been stated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Note 3 – Related Parties Receivables and Payables, page 36

1.	We have considered your response to comment 4. Given that Laudatio is a related party, please clarify how you evaluated whether the extinguishment of the receivable was not in essence a capital transaction. Reference is made to paragraph 470-50-40-2 of the Financial Accounting Standards Codification.

In response to the Staff’s comments, we have considered all of the facts and circumstances and related party relationships in this transaction when making our accounting assessment, with reference to ASC Topic 470-50-40-2.

We specify that the extinguishment of the receivable mentioned in your comment did not occur as an exchange between the parent company (Conto Rosso & Partners) and the related party (the subsidiary Laudatio) in connection of disposal of the common stock, nor is the result of a forgiveness of debt.

Mr. Robert Telewicz
United States Securities and Exchange Commission
December 12, 2014

The receivable mentioned above has been derecognized after a considerable period following the disposal of the subsidiary, in relation to the assessment of its collectability which was reflected in the financial statement as of December 31, 2013.

Following is a brief description of the transaction, for the assessment of which we have taken into account the role of the related parties and the substance of the arrangement.

The receivable was recognized at a time prior to the date of sale of the stake in Laudatio and it occurred in granting an intercompany loan to the subsidiary.

At the date of sale of Laudatio (January 1, 2011), in the balance sheet of the parent company was recognized a carrying value of the stake for 0 Euros and an amount as receivable subsequently extinguished (December 31, 2013).

Upon the assessment of the transaction, we estimate that the carrying value amount (0 Euros) was corresponding in substance to its fair value, therefore the sale of the common stock took place without payment of consideration. Moreover, we also assessed the receivable at the time of sale of the stake, and we concluded that it was reasonably collectible from Laudatio, taking into account the future cash flows expected from the performance of its activities (yacht chartering) at the date of the sale of common stock.

After the disposal (approximately three years later), a detrimental event, not known and not reasonably foreseeable at the date of sale of the stake in Laudatio, occurred, consisting of the termination of the capital lease agreement on the yacht (the unique tangible and marketable asset of Laudatio), as mentioned in our prior response letter to the Staff.

This unexpected event caused a crisis in the Laudatio business that prevented the collectability of the receivable, with no chance to make use of the asset (yacht) for profit or sale to get cash. As of December 31, 2013, taking into account the crisis of Laudatio, we estimated that the collectability of the receivable was almost zero. Therefore, we carried out an impairment of this receivable, for which there was absolutely no agreement for an early extinguishment with the related party, but comes from a unilateral assessment of the Company.

Of course, the Company will continue in the future to monitor the situation of Laudatio and will take all actions or exercise of all its rights to collect the impaired receivable.

Therefore, the substance of the transaction was not a capital transaction.

Mr. Robert Telewicz
United States Securities and Exchange Commission
December 12, 2014

Note 11 – Commitments and Contingencies, page 41

2.	We have considered your response to comment 5. As it relates to the litigation related to Sercos, you indicate that the 1.54 million Euros accrued represents the difference between the amount indicated by judgment and the amount previously recognized as liability within your balance sheet. As disclosed on page 11, judgment was for 5.05 million Euros. Please clarify, where on your balance sheet, the 3.51 million Euro difference between judgment and accrual that was previously recognized has been recorded.

In response to the Staff’s comments, we confirm that the previously recognized amount of 3.51 million Euro has been recorded in “trade payables” account.

3.	For each of your outstanding litigation claims, please revise disclosures in future periodic filings to comply with the disclosure requirements outlined within Topic 450-20-50 of the Financial Accounting Standards Codification.

In response to the Staff’s comments, we confirm that in future periodic filings, we will revise disclosures to comply with the disclosure requirements outlined within Topic 450-20-50 of the Financial Accounting Standards Codification.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Robert Telewicz
United States Securities and Exchange Commission
December 12, 2014

Should you have any questions, please contact me at 39.06.80692582 or S.Schisani@torresgr.com.

Sincerely,

Southern States Sign Company

By:	/s/ Sergio Schisani
Name: Sergio Schisani
Title: C.E.O. and Principal Financial Officer

cc:	Christopher S. Auguste, Esq.